Exhibit 1.6

AMENDMENT TO MEMORANDUM OF ASSOCIATION

The shareholders of the Bank, by ordinary resolution passed at the 25th Annual General Meeting held on July 12, 2019, have approved the amendment to the Memorandum of Association of the Bank:

The clause V of the Memorandum of Association, as amended, is as under:

Clause V -

‘The Capital of the Company is Rs. 650,00,00,000/- (Rupees Six Hundred and Fifty Crores Only) divided into 650,00,00,000 (Six Hundred and Fifty Crores) Equity Shares of Re. 1/- each with a power to increase or reduce the share capital’.